[On letterhead of Eversheds Sutherland (US) LLP]

March 5, 2025

VIA EDGAR

Christopher R. Bellacicco
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:     Prospect Enhanced Yield Fund
    Registration Statement on Form N-2
    File Nos. 333-280963 and 811-23989

Dear Mr. Bellacicco:

On behalf of Prospect Enhanced Yield Fund (the “Fund” or the “Registrant”), set forth below are the Fund’s responses comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 23, 2024 and October 28, 2024 regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on September 26, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. All page number references refer to the Registration Statement.

LEGAL COMMENTS – OCTOBER 23, 2024

1.    We refer to your response to Comment #3 from our prior comment letter. Please supplementally explain what standard the personnel of Prospect Capital Management, L.P. (“PCM”) are subject to when acting as supervised persons of Prospect Enhanced Yield Management, LLC (the “Adviser”). Specifically, please explain whether they are subject to a code of ethics and whether it is the code of ethics of the Adviser, PCM or both. Please also discuss whether the applicable code of ethics includes standards preventing information sharing by “dual-hatted” employees when they are providing services to the Adviser.

Response: When acting in their capacity as supervised persons of the Adviser, the personnel of PCM are subject to the standards applicable to supervised persons of an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Additionally, personnel of PCM that also are supervised persons of the Adviser must abide by the code of ethics of both the Adviser and PCM. Pursuant to the codes of ethics of both the Adviser and PCM, supervised persons acknowledge that they may not engage in conduct that is deceitful, fraudulent or manipulative, or that involves false or misleading statements, in connection with the purchase or sale of investments by the Fund or any client of the Adviser or PCM. Any “dual-hatted” personnel are prohibited from sharing information to the extent inconsistent with the Adviser’s and/or PCMs codes of ethics.

2.    We refer to your response to Comment #9 from our prior comment letter and have the following follow-up comments:

(A)     Please supplementally explain whether the Fund has policies and procedures in place to address conflicts related to investing in different levels of the capital structure such as an inter-cap conflicts policy.

(B)     Please also supplementally explain how such investment entities or CLOs are structured. Specifically as to whether they are formed under Rule 3a-7 of the Investment Company Act of 1940, as amended (the “1940 Act”) or Section 3(c)(7) of the 1940 Act.

Response: (A) The Adviser has policies and procedures in place that address potential conflicts that may occur when allocating investments between different affiliated funds. (B) Because the Fund has not yet commenced operations and has no investments, the Fund cannot confirm how its investments (including CLOs) will be structured; however, based on the Adviser’s experience, CLOs typically rely on Section 3(c)(7) to be excluded from the definition of “investment company.”

Prospectus
Page 1 – Investment Strategy

3.    We refer to the disclosure on page 1 of the Prospectus that states, “The CLOs that we invest in are special purpose investment vehicles (typically formed in the Cayman Islands or another similar foreign jurisdiction) that own a diversified pool of senior secured loans.” Please supplementally explain whether the Fund will primarily control any of the CLOs in which it invests. Note that primary control would mean that (1) the Fund owns a “controlling interest” in the CLO as defined under Section 2(a)(9) of the 1940 Act and (2) the Fund’s interest is greater than the interest held by any other person.

Response: The Fund does not intend to “primarily control” any CLO in which it invests.

Page 82 – Notice to Shareholders

4.    We refer to the disclosure on page 82 of the Prospectus that states, “The Fund does not currently impose a repurchase fee.” Please revise to clarify that there is an early withdrawal fee charge of 1% for Class C shares that have been held as of the time of repurchase for less than 365 days from the purchase date.

Response: The Registrant undertakes to make the requested revision in its next pre-effective amendment filing.
LEGAL COMMENTS – OCTOBER 28, 2024

5.     We refer to page 3 of the Prospectus, which states that the Adviser “has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management and Prospect Administration and may retain additional personnel as our activities expand.” Given this arrangement, do the Adviser’s compliance policies and procedures address conflicts of interest and information sharing with respect to Prospect Capital Management? If so, please explain which policies govern the elements of the arrangement.

Response: As an initial matter, the Registrant notes that all personnel of the Adviser are also personnel of PCM, but not all personnel of PCM are personnel of the Adviser. Therefore, the personnel of the Adviser are a subset of personnel of PCM. Personnel of PCM who are also supervised persons of the Adviser must comply with the code of ethics and the compliance policies and procedures of both PCM and the Adviser. Pursuant to the codes of ethics of both the Adviser and PCM, supervised persons acknowledge that they may not engage in conduct that is deceitful, fraudulent or manipulative, or that involves false or misleading statements, in connection with the purchase or sale of investments by the Fund or any client of the Adviser or PCM. Additionally, the Adviser and PCM have compliance policies and procedures that address allocation of investments, including conflicts of interest that may arise when allocating investments across multiple clients of the Adviser, PCM and any affiliates. Any “dual-hatted” personnel are prohibited from sharing information or engaging in other activities inconsistent with the Adviser’s or PCMs codes of ethics and compliance policies and procedures.

6.     The response to comment #3 from our prior comment letter states that PCM is not a fiduciary with respect to the Fund. In the event that PCM inadvertently fails to act in the best interest of Fund investors, please explain how liability will be distributed among the parties involved.

Response: The Adviser is a wholly owned subsidiary of PCM created for the purpose of managing the Fund and potentially other funds that may be launched in the future with similar investment strategies. The Fund has a different strategy than the other funds managed by PCM and its affiliates, and as such, PCM determined it was appropriate to manage the Fund through a new investment adviser entity that would utilize certain personnel of PCM that have the specialized expertise required to manage the Fund. As noted above, all personnel of the Adviser are also personnel of PCM, but not all personnel of PCM are personnel of the Adviser. Although PCM is the parent of the Adviser, the Adviser is the investment adviser to the Fund (not PCM) and PCM will have no role with respect to the Fund. As such, PCM will not be taking any action for, or on behalf of, the Fund. In the event that PCM personnel, who are not supervised persons of the Adviser acting in their capacity as such, cause harm to the Fund or its investors, liability will be distributed in accordance with applicable law. Additionally, the Adviser and PCM each have their own individual D&O/E&O insurance policies.

7.     We refer to the response to comment #3 from our prior comment letter. If PCM does not have a written agreement governing the resource sharing arrangement between PCM and the Adviser, please explain what records will be kept by the Adviser and/or PCM regarding the arrangement. In doing so, please address the following: A) of such records, which will be kept by the Adviser, which will be kept by PCM, and which will be kept by both (if any), B) will such records include documentation of which specific personnel will be sharing with the Adviser, and will the records further detail information about such personnel such as dates of their shared responsibilities, C) will such records include documentation of compliance with the applicable code of ethics by the applicable personnel, including documentation of any violations and D) will the applicable personnel all have the relevant industry credentials to provide advisory services to the Fund under the Adviser’s supervision, and will the Adviser maintain records to document the valid credentials of each shared person while they are shared with the Adviser.

Response: All records required to be maintained by the Adviser under the Advisers Act will be maintained by the Adviser at its principal office and all records required to be maintained by PCM will be maintained by PCM at its principal office. Neither the Adviser nor PCM will use an off-site storage facility. The Adviser’s records will include the names of all supervised persons of the Adviser and their daily time records, which will state the amount of time worked as a supervised person of the Adviser. With respect to the code of ethics, supervised persons of the Adviser will be required to provide initial holdings reports, quarterly holdings reports and annual holdings reports to the Adviser’s CCO. The Adviser’s CCO will review reports provided by advisory personnel and investigate any violations. Additionally, the Adviser’s CCO will maintain records of such reports, and any violations identified. The supervised persons of the Adviser will have any applicable relevant industry credentials to provide advisory services to the Fund, and the Adviser will maintain documentation of each person’s valid credentials to the extent applicable.

*    *    *    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:    John F. Kernan, Staff Accountant
    Ryan R. Sutcliffe, Branch Chief
    Christian T. Sandoe, Assistant Director
M. Grier Eliasek, Prospect Enhanced Yield Management, LLC